Exhibit 21.1

Subsidiaries of the Registrant

Name of subsidiary	State/Country of Incorporation	Ownership
Outlet Retail Stores, Inc.	Delaware	100%
Pfaltzgraff Factory Stores, Inc.	Delaware	100%
Syratech Acquisition Corp.	Delaware	100%
TMC Acquisition Inc.	Delaware	100%
Wallace Silversmiths de Puerto Rico Ltd.	Cayman Islands	100%
Lifetime Brands, Inc. (HK) Limited	Hong Kong	100%
Lifetime Brands Global Sourcing (Shanghai) Consultancy Limited	China	100%
LTB de Mexico, S.A. de C.V.	Mexico	99.99%